SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549
                            --------------------
                                SCHEDULE 13D
                               (RULE 13D-101)



         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)



                         AVIS GROUP HOLDINGS, INC.
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                              (NAME OF ISSUER)

               CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
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                       (TITLE OF CLASS OF SECURITIES)

                                053790 10 1
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                               (CUSIP NUMBER)

                            Cendant Corporation
                             9 West 57th Street
                          New York, New York 10019
                               (212) 413-1800
                          Attention: Eric J. Bock
                         Senior Vice President, Law
                          and Corporate Secretary

                                  Copy to:

                         Patricia Moran Chuff, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             One Rodney Square
                         Wilmington, Delaware 19801
                               (302) 651-3000
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               (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS
             AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                              August 14, 2000
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          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|.

                      (Continued on the following pages)
                             (Page 1 of 12 Pages)


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CUSIP NO.     053790 10 1              13D            PAGE 2 OF 12 PAGES
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  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      CENDANT CORPORATION
      (06-0918165)
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                    (b) |_|
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  3   SEC USE ONLY

------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
      OO
------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)    |_|
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  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
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  NUMBER OF      7     SOLE VOTING POWER             0
   SHARES        -------------------------------------------------------------
BENEFICIALLY     8     SHARED VOTING POWER           5,535,800
  OWNED BY       -------------------------------------------------------------
    EACH         9     SOLE DISPOSITIVE POWER        0
  REPORTING      -------------------------------------------------------------
 PERSON WITH     10    SHARED DISPOSITIVE POWER      5,535,800

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 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,535,800
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 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      17.8%
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 14   TYPE OF REPORTING PERSON
      CO
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CUSIP NO.     053790 10 1              13D            PAGE 3 OF 12 PAGES
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  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      CENDANT CAR HOLDINGS, INC.
      (22-3584781)
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                    (b) |_|
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  3   SEC USE ONLY

------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
      AF
------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)
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  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
------------------------------------------------------------------------------
  NUMBER OF      7     SOLE VOTING POWER         0
   SHARES        -------------------------------------------------------------
BENEFICIALLY     8     SHARED VOTING POWER       5,535,800
  OWNED BY       -------------------------------------------------------------
    EACH         9     SOLE DISPOSITIVE POWER    0
  REPORTING      -------------------------------------------------------------
 PERSON WITH     10    SHARED DISPOSITIVE POWER  5,535,800
------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,535,800
------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      17.8%
------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
      CO
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CUSIP NO.     053790 10 1              13D            PAGE 4 OF 12 PAGES
------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      CENDANT CAR RENTAL, INC.
      (22-2732926)
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                    (b) |_|
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  3   SEC USE ONLY

------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
      AF
------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)
------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
------------------------------------------------------------------------------
  NUMBER OF      7     SOLE VOTING POWER         0
   SHARES        -------------------------------------------------------------
BENEFICIALLY     8     SHARED VOTING POWER       5,535,800
  OWNED BY       -------------------------------------------------------------
    EACH         9     SOLE DISPOSITIVE POWER    0
  REPORTING      -------------------------------------------------------------
 PERSON WITH     10    SHARED DISPOSITIVE POWER  5,535,800
------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,535,800
------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      17.8%
------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
      CO
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CUSIP NO.     053790 10 1              13D            PAGE 5 OF 12 PAGES
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  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      HFS CAR RENTAL HOLDINGS, INC.
      (22-3475741)
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                    (b) |_|
------------------------------------------------------------------------------
  3   SEC USE ONLY

------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
      AF
------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)
------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
------------------------------------------------------------------------------
  NUMBER OF      7     SOLE VOTING POWER         0
   SHARES        -------------------------------------------------------------
BENEFICIALLY     8     SHARED VOTING POWER       5,535,800
  OWNED BY       -------------------------------------------------------------
    EACH         9     SOLE DISPOSITIVE POWER    0
  REPORTING      -------------------------------------------------------------
 PERSON WITH     10    SHARED DISPOSITIVE POWER  5,535,800
------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,535,800
------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      17.8%
------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
      CO
------------------------------------------------------------------------------




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CUSIP NO.     053790 10 1              13D            PAGE 6 OF 12 PAGES
------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      CENDANT FINANCE HOLDING CORPORATION
      (83-0321974)
------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                    (b) |_|
------------------------------------------------------------------------------
  3   SEC USE ONLY

------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
      AF
------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)
------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
------------------------------------------------------------------------------

  NUMBER OF      7     SOLE VOTING POWER         0
   SHARES        -------------------------------------------------------------
BENEFICIALLY     8     SHARED VOTING POWER       5,535,800
  OWNED BY       -------------------------------------------------------------
    EACH         9     SOLE DISPOSITIVE POWER    0
  REPORTING      -------------------------------------------------------------
 PERSON WITH     10    SHARED DISPOSITIVE POWER  5,535,800
------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,535,800
------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      17.8%
------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
      CO
------------------------------------------------------------------------------





ITEM 1.           SECURITY AND ISSUER.

            This Statement on Schedule 13D (the "Schedule 13D") amends the Statement on Schedule 13G filed on February 13, 1998, as amended on February 12, 1999 and on May 15, 2000, with respect to the class A common stock, par value $0.01 per share (the "Common Stock"), of Avis Group Holdings, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 900 Old Country Road, Garden City, New York 11530.

ITEM 2.     IDENTITY AND BACKGROUND.

            This Schedule 13D is being filed by Cendant Corporation, a Delaware corporation ("Cendant"), Cendant Car Holdings, Inc., a Delaware corporation ("Holdings"), Cendant Car Rental, Inc., a Delaware corporation ("Rental"), HFS Car Rental Holdings, Inc., a Delaware corporation ("HFS"), and Cendant Finance Holding Corporation, a Delaware corporation ("Finance," and, together with Cendant, Holdings, Rental and HFS, collectively, the "Reporting Persons" and, individually, a "Reporting Person"). Holdings, Rental, HFS and Finance (collectively, the "Cendant Subsidiaries") are wholly owned subsidiaries of Cendant.

            Cendant and its subsidiaries are global providers of real estate, travel and direct marketing related consumer and business services. Cendant's core competencies include building franchise systems, providing outsourcing solutions and direct marketing. The principal executive and business offices of Cendant are located at 9 West 57th Street, New York, New York 10019. Each of the Cendant Subsidiaries is a holding company whose only significant assets are the shares of its subsidiaries. The principal executive and business offices of each of the Cendant Subsidiaries are located at 6 Sylvan Way, Parsippany, New Jersey 07054.

            The (i) name, (ii) business address, (iii) present principal occupation or employment, (iv) name, principal business and address of any corporation or other organization in which such employment is conducted and
(v) citizenship of each executive officer and director of each of the Reporting Persons (collectively, the "Covered Persons") is set forth in
Schedule I hereto and incorporated herein by reference.

            On June 14, 2000, the Securities and Exchange Commission (the "SEC") instituted and simultaneously settled an administrative proceeding, Administrative Proceeding File No. 3-10225, against Cendant in connection with certain accounting irregularities at the former CUC International Inc., which merged with HFS Incorporated in December 1997 to form Cendant. The SEC found that, as a result of such accounting irregularities, Cendant violated the periodic reporting, corporate record-keeping and internal controls provisions of the federal securities laws. Without admitting or denying the findings contained in the SEC's administrative order, Cendant consented to the issuance of an SEC order directing Cendant to cease and desist from committing or causing any violation, and any future violation, of the periodic reporting, corporate record-keeping and internal controls provisions of the federal securities laws.

            Except as set forth in response to this Item 2, during the last five years, none of the Reporting Persons, nor, to the best of such Reporting Persons' knowledge, the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The original acquisition by the Reporting Persons of all of the outstanding capital stock of a predecessor of the Issuer was effected in October 1996 for an aggregate purchase price of $806 million, comprised of approximately $367.2 million in cash, $100.9 million in indebtedness and $338.4 million of common stock of a predecessor of Cendant. The aggregate holdings of the Reporting Persons in outstanding Common Stock of the Issuer has been reduced to approximately 17.8% as described in Item 5 below.

            If the Reporting Persons were to purchase the outstanding shares of the Issuer not currently owned by the Reporting Persons pursuant to the Proposed Transaction (as defined in Item 4 below), the amount of funds necessary to complete the Proposed Transaction is presently expected to be approximately $750 million. The Reporting Persons currently anticipate that such funds would be provided by a combination of cash on hand and external financing.

ITEM 4.           PURPOSE OF TRANSACTION.

            On August 14, 2000, Henry R. Silverman, Chairman of the Board, Chief Executive Officer and President of Cendant, presented a letter (the "Proposal Letter") to the Board of Directors of the Issuer in which Cendant made a preliminary, non-binding proposal to acquire all of the outstanding shares of Common Stock not owned by the Reporting Persons at a price of $29.00 per share in cash (the "Proposed Transaction"). Approximately 25.6 million shares of Common Stock are not owned by the Reporting Persons. The Proposed Transaction, if completed, would have an equity value of approximately $750 million. The Proposed Transaction is subject to satisfactory completion of legal and financial due diligence by the Reporting Persons and does not represent a binding offer or proposal. The purpose of the Proposed Transaction is to acquire all of the outstanding shares of Common Stock not currently owned by the Reporting Persons. The Proposal Letter is attached hereto as Exhibit 1 and is incorporated herein by reference.

            The Reporting Persons anticipate that if the Proposed Transaction is completed, the Issuer will become a wholly owned subsidiary of one of the Reporting Persons and that the Reporting Persons will seek to cause the Common Stock to be delisted from trading on the New York Stock Exchange and to cause the termination of registration of the Common Stock pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

            On August 15, 2000, the Reporting Persons issued a press release announcing the Proposed Transaction. Such press release is attached hereto as Exhibit 2 and is incorporated herein by reference.

            On August 18, 2000, the Issuer announced that, at a meeting held on that date, its board of directors (the "Board") formed a special committee of independent directors to consider the Proposed Transaction. If discussions between the Reporting Persons and such special committee do not result in a definitive agreement relating to the Proposed Transaction, the Reporting Persons will review their investment in the Issuer on a continuing basis and, depending on various factors, including the Issuer's business and financial position, conditions in the securities markets, general economic conditions, and the relative attractiveness of alternative business and investment opportunities, may take actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances from time to time.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

            (a) The Reporting Persons beneficially own an aggregate of 5,535,800 shares of Common Stock which shares represent approximately 17.8% of the outstanding shares of Common Stock. Certain of the Covered Persons beneficially own shares of Common Stock, as set forth on Schedule I hereto and incorporated herein by reference. Except as set forth in this response to Item 5(a) of Schedule 13D, none of the Reporting Persons, nor, to the best of such Reporting Persons' knowledge, any Covered Person, presently owns any shares of Common Stock.

            The Reporting Persons acquired such shares of Common Stock through the acquisition of all of the outstanding shares of capital stock of a predecessor of the Issuer on October 17, 1996 for an aggregate purchase price of $806 million. On September 24, 1997, the Issuer completed an initial public offering of Common Stock at a price of $17 per share and received proceeds of approximately $359 million. On March 23, 1998, the Issuer sold 5,000,000 shares of Common Stock through a public offering (the "Offering") and received proceeds of approximately $162 million. In addition, in the same Offering, the Reporting Persons reduced their ownership interest in the Issuer by selling 1,000,000 shares of Common Stock. Prior to the Offering, the Reporting Persons beneficially owned 8,500,000 shares of Common Stock. Following the Offering, the Reporting Persons beneficially owned 7,500,000 shares of Common Stock representing approximately 20.9% of the then outstanding shares of Common Stock. Pursuant to a stock repurchase program approved by the Issuer on September 1, 1998 and amended on September 23, 1998, the Issuer repurchased 5,000,000 shares of Common Stock, including the repurchase from the Reporting Persons of 1,300,000 shares on January 15, 1999, 314,200 shares on April 26, 1999 and 350,000 shares on August 25, 1999. As a result of these repurchases, the Reporting Persons' beneficial ownership of Common Stock was reduced to 5,535,800 shares, or approximately 17.8% of the outstanding shares.

            On June 30, 1999, the Issuer acquired the vehicle management and fuel card businesses of affiliates of the Reporting Persons in exchange for $1.8 billion, paid in cash and 7,200,000 shares of preferred stock (the "Preferred Stock") of Avis Fleet Leasing and Management Corporation ("Avis Fleet"), a subsidiary of the Issuer, issued to PHH Corporation, a Maryland corporation and a wholly owned subsidiary of Cendant ("PHH"). The Preferred Stock has an aggregate liquidation preference of $362 million and is convertible into Common Stock and class B non-voting common stock of the Issuer ("Class B Common Stock") which, based on current conversion rates, would result in the Reporting Persons having beneficial ownership of up to 20% of the Common Stock and 33% of the total number of outstanding shares of Common Stock and Class B Common Stock. The Preferred Stock is convertible only upon the attainment of certain earnings and market price thresholds which presently have not been met and upon certain other events that have not occurred; thus, the Preferred Stock currently is not convertible.

            (b) The Reporting Persons have the shared power to vote, direct the vote, dispose or direct the disposition of the shares of Common Stock beneficially owned by the Reporting Persons.

            (c) To the best knowledge of the Reporting Persons, none of the Reporting Persons nor, to the best of such Reporting Persons' knowledge, any of the Covered Persons has effected any transactions in the Common Stock in the past sixty days.

            (d)   Not applicable.

            (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            The Issuer, Avis Fleet and PHH are parties to a Stockholders Agreement, dated as of June 30, 1999, whereby, among other things, the Issuer agreed to take all actions necessary to effectuate the conversion of the Preferred Stock in accordance with the terms of the certificate of designations related thereto.

            The Issuer, Avis Fleet, PHH and PHH Holdings Corporation, a Texas corporation and a wholly owned subsidiary of PHH, are parties to a Registration Rights Agreement, dated as of June 30, 1999, granting to PHH certain registration rights with respect to the shares of Common Stock issuable upon conversion of the Preferred Stock and certain other shares of Common Stock held by the Reporting Persons.

            Except as set forth in the response to this Item 6, none of the Reporting Persons nor, to the best of such Reporting Persons' knowledge, any of the Covered Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.

Exhibit                 Description

   1 Letter from Henry R. Silverman, Chairman of the Board, President and Chief Executive Officer of Cendant
                Corporation, to the Board of Directors of Avis Group Holdings, Inc., dated August 14, 2000.

   2            Press Release issued by Cendant Corporation, dated August
                15, 2000.

   3 Stockholders' Agreement, dated as of June 30, 1999, among Avis Rent A Car, Inc., Avis Fleet Leasing and Management Corporation, and PHH Corporation (incorporated by reference to the Registration Statement on Form S-4, 333-86269 filed by Avis Group Holding, Inc.).



                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 22, 2000       CENDANT CORPORATION
                              CENDANT CAR HOLDINGS, INC.
                              CENDANT CAR RENTAL, INC.
                              HFS CAR RENTAL HOLDINGS, INC.
                              CENDANT FINANCE HOLDING CORPORATION



                              /s/ James E. Buckman
                              ------------------------------------------
                                  James E. Buckman
                                  Vice Chairman, General Counsel
                                  and Assistant Secretary